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Ex-12c


                                                             IDACORP, Inc.
                                               Consolidated Financial Information
                  Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

                                                Twelve Months Ended December 31,
                                                     (Thousands of Dollars)
                                                   1994         1995         1996         1997         1998
Earnings, as defined:
    Income before income taxes.................. $101,775     $127,342     $135,247     $133,570     $133,806
    Adjust for distributed income of equity
      investees.................................      326       (2,058)      (1,413)      (3,943)      (4,697)
    Equity in loss of equity method
      investments...............................        0            0            0            0          458
    Minority interest in losses of majority
      owned subs................................        0            0            0            0         (125)
    Supplemental fixed charges and Pref Div,
      as below..................................   68,946       72,826       73,018       72,208       72,496

        Total earnings, as defined.............. $171,047     $198,110     $206,852     $201,835     $201,938

Fixed charges, as defined:
    Interest charges............................  $54,433      $56,456      $57,348      $60,761      $60,677
    Preferred stock dividends of subsidiaries-
      gross up-Idcrp rate.......................   11,097       12,834       12,079        7,891        8,445
    Rental interest factor......................      794          925          991          982          801

        Total fixed charges.....................   66,324       70,215       70,418       69,634       69,923
    Supplemental increment to fixed charges*....    2,622        2,611        2,600        2,574        2,573

    Supplemental fixed charges..................   68,946       72,826       73,018       72,208       72,496
    Preferred dividends requirements............        0            0            0            0            0

        Total combined supplemental fixed charges
          and preferred dividends...............  $68,946      $72,826      $73,018      $72,208      $72,496

Supplemental ratio of earnings to combined fixed
   charges and preferred dividends..............    2.48x        2.72x        2.83x        2.80x        2.79x


* Explanation of increment:                                                                                      Exhibit 12-C
  interest on the guaranty of American Falls District bonds
  and Milner Dam Inc. notes which are already included in operating expense.

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